EXHIBIT 12.1
                               ANR PIPELINE COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

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
                                                                               FOR THE QUARTER
                                        FOR THE YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                     -------------------------------------     ---------------
                                     1998     1999    2000    2001    2002     2002      2003
                                     ----     ----    ----    ----    ----     ----      ----
Earnings
  Pre-tax income (loss) from
    continuing operations            $355     $306    $269   $ (62)   $255     $ 95      $ 97
  Income from equity investees        (70)     (62)    (65)    (67)    (63)     (22)      (18)
                                     -----    -----   -----  ------   -----    -----     -----
  Pre-tax income (loss) from
    continuing operations before
    income from equity investees      285      244     204    (129)    192       73        79

  Fixed charges                        53       51      53      48      46       12        15
  Distributed income of equity
    investees                          11       25     122      56      47        -        18
  Capitalized interest                 (3)      (2)     (2)     (3)     (3)      (1)       (1)
                                     -----    -----   -----  ------   -----    -----     -----
     Totals earnings available for
       fixed charges                 $346     $318    $377   $ (28)   $282     $ 84      $111
                                     =====    ====    =====  ======   =====    =====     =====
Fixed charges
  Interest and debt costs            $ 49     $ 44    $ 46   $  44    $ 44     $ 11      $ 14
  Interest component of rent            4        7       7       4       2        1         1
                                     -----    -----   -----  ------   -----    -----     -----
     Total fixed charges             $ 53     $ 51    $ 53   $  48    $ 46     $ 12      $ 15
                                     =====    ====    =====  ======   =====    =====     =====
Ratio of earnings to fixed
  charges (1)                        6.53 x   6.24 x  7.11 x     -    6.13 x   7.00 x    7.40 x
                                     =====    ====    =====  ======   =====    =====     =====

(1) Earnings were inadequate to cover fixed charges by $76 million for the year ended December 31, 2001.

    For the purposes of computing this ratio:

    Earnings means pre-tax income (loss) from continuing operations before income from equity investees, adjusted to reflect actual distributions from equity investments and fixed charges, less capitalized interest.

    Fixed charges means the sum of the following:
    - interest costs, not including interest on rate refunds;
    - amortization of debt costs; and
    - that portion of rental expense which we believe represents an interest factor.
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